

Annual Financial Report
For the year ended December 31, 2024

PUBLIC



Table of Contents
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35642

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2024__ AND ENDING __12/31/2024__
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Investment Planners, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__226 W Eldorado St.__
(No. and Street)

__Decantur__	__IL__	__62522__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Gary Cuccia__	__732-713-9607__	__garyc@investment-planners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ryan & Juraska LLP__
(Name – if individual, state last, first, and middle name)

__141 West Jackson Blvd.__	__Chicago__	__IL__	__60604__
(Address)	(City)	(State)	(Zip Code)
__3/24/2009__		__3407__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Fuerstenberg _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investment Planners Inc. _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARLA J OLLER
OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
Notary Public - State of Illinois
Commission No. 1003654
My Commission Expires January 30, 2029

Notary Public

Signature:

Title:
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Investment Planners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investment Planners, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Investment Planners, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investment Planners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Investment Planners, Inc.'s auditor since 2019.
Chicago, Illinois
March 1, 2025



INVESTMENT PLANNERS, INC.

Statement of Financial Condition
December 31, 2024

Assets

Current Assets:		
Cash and cash equivalents	$	212,119
Investments - trading, at fair value		213,192
Commissions and concessions receivable		404,638
Deferred tax asset		19,048
Miscellaneous receivable		66,900
Prepaid expenses		39,782
Due from affiliates		162,806
Total current assets		1,118,485
Fixed Assets:		
Leasehold improvements		152,254
Office furniture and equipment		245,764
Software		45,273
		443,291
Less accumulated depreciation		(342,940)
Less accumulated amortization		(45,273)
Net fixed assets		55,078
Total Assets	$	1,173,563



INVESTMENT PLANNERS, INC.

Statement of Financial Condition - Continued
December 31, 2024

Liabilities and Stockholders' Equity

Current Liabilities:

Accounts payable and accrued expenses	$	15,744
Deferred revenue		1,125
Taxes Payable		29,214
Commissions payable		401,691
Total current liabilities		447,774
Total Liabilities		447,774

Stockholders' Equity:

Common stock, no par value, 100,000 shares authorized, 12,375 shares issued and outstanding		12,375
Paid in capital		10,125
Retained earnings		703,289
Total stockholders' equity		725,789
Total Liabilities And Stockholders' Equity	$	1,173,563



Notes to Financial Statement
December 31, 2024

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Basis of Accounting: The Company's financial statements are prepared using the accrual method.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposit with Clearing Broker: The Company is required to maintain a deposit of $50,000 with the organization that clears its customers' transactions. The $50,000 is included in cash and cash equivalents

Commissions and Concessions Receivable: Commissions and concessions receivable are stated at the amount management expects to collect from balances outstanding at year-end. In the opinion of management at December 31, 2024, all commissions and concessions receivable were considered collectible and no allowance was necessary.

Investments: The Company classifies its investments as trading. Securities classified as trading are carried in the financial statements at fair value. Realized and unrealized gains and losses are reported in operations.

Miscellaneous Receivable: Miscellaneous receivables consist of amounts due from representatives and IPI Wealth Management, Inc., a related party through common ownership. Management assesses collectability of these receivables on an individual basis.

Fixed Assets: Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized the lesser of the economic useful life of the improvement or 15 years. Software is amortized over three years. Depreciation in the amount of $7,491 was expensed during 2024.

Commissions: Brokerage and direct commission income and related amounts due to representatives are recorded on a trade-date basis as transactions occur.

Income Taxes: The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and



Notes to Financial Statement - Continued
December 31, 2024

Note 1 - Significant Accounting Policies (Continued)

liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood that tax positions will be sustained based upon examination of facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC 450, *Accounting for Contingencies*. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. As of December 31, 2024, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

Management has reviewed the Company's tax positions for the open tax years (current and three years prior) and concluded no provision for income tax is required. Such tax years remain subject to examination by tax authorities.

Statement of Cash Flows: For the Statement of Cash Flows, certain prior year balances have been reclassified to conform to current year presentation.

Note 2 - Cash and Cash Equivalents

At December 31, 2024, cash and cash equivalents consisted of:

Checking account	$	109,054
Money market funds		53,065
Deposit with clearing broker		50,000
	$	212,119

Note 3 - Fair Value Measurements

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.



Notes to Financial Statement - Continued
December 31, 2024

Note 3 - Fair Value Measurements (Continued)

- Level 2 - Inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The Company has no Level 2 or Level 3 investments or liabilities in 2024.

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	Fair Value Measurements at Reporting Date Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 213,192	213,192		
Totals	$ 213,192	$ 213,192	-	-

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2024.

Note 4 – Commissions and Concessions Receivable

Commissions and concessions receivable are stated at the amount management expects to collect from balances outstanding at year-end. In the opinion of management, all receivables for commissions and concessions were considered collectible and no allowance was necessary. At December 31, 2024, amounts receivable consist of the following:



Notes to Financial Statement - Continued
December 31, 2024

Note 4 – Commissions and Concessions Receivable (Continued)

Fees and commissions receivable	$	223,703
Receivable from clearing broker		180,935
	$	404,638

Note 5 – Revenue from Contracts with Customers

The Company recognizes revenue in accordance with FASB ASC 606, *Revenue from Contracts with Customers*. That guidance requires public entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized in the period fees are earned and securities transactions are recorded on the trade date basis.

Commissions - The Company enters into arrangements with fund companies to distribute shares to investors. The Company may receive sales-based commissions paid by the fund up front which are recognized on the trade date when the Company's performance obligation to sell securities to investors is fulfilled. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

The Company also receives trailing commission revenue, also known as 12b-1 fees, for servicing performance obligations relating to the funds which are fulfilled over time. Trailing commission revenue is recognized over the period during which services are performed. Trailing commission revenue is variable consideration based on an annual percentage rate of the average daily net assets of clients' investment holdings in trail-eligible assets. The rates may differ by fund and share class.

Any fixed amounts and variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur. For variable amounts, commissions earned are dependent on the value of the shares as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Consideration is constrained until the market value is determinable, which is usually monthly or quarterly.

For fixed and variable annuity and life insurance sales, commissions are recognized when earned and related expenses are recorded when incurred. Commissions earned and commissions paid to registered representatives on these products are based on schedules that differ by insurance company.

Note 6 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2024, the Company reimbursed IPI Wealth Management, Inc. for certain expenses that IPI Wealth Management, Inc. paid on behalf of the Company in accordance with an expense sharing agreement. In 2024, the amount of the reimbursement included but is not limited to, expenses such as salaries & benefits, payroll expenses, travel, utilities, training, software fees and marketing. At December 31, 2024 the Company has a receivable from affiliates of $162,806 from IPI Wealth Management, Inc.



Notes to Financial Statement - Continued
December 31, 2024

Note 7 - Operating Leases/Related Party Transactions

The Company recognizes leases in accordance with FASB ASC 842, *Leases* which requires public business entities to recognize a right-of-use asset and a lease liability in the Statement of Financial Condition. All leases held by the Company are short-term, therefore, no right-of-use asset or lease liability is required to be established.

The Company leases its Decatur office space under an agreement on a month-to-month basis, dated January 1, 2018. The landlord, IPI Holding, LLC, is an affiliate through common ownership. The lease is classified as a triple net lease.

The Company leases an airplane from IPI Holding, LLC on a month to month basis.

Note 8 - Income Taxes

Illinois loss carry back claim are not allowed and must be carried forward. Illinois state income tax net operating loss carryforward expires, if unused, in 2035. Federal net operating loss carryforward does not expire. We believe that it is more likely than not that the benefit from federal and state NOL carryforwards will be realized.

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31, 2024 are as follows:

		2024
Deferred tax assets:		
Other reserves	$	10,121
Compensation accrual		3,097
Capital Loss Carryforward		
Change FMV trade securities gain (loss)		
Net operating loss carryforward		17,163
Gross deferred tax assets		30,381
Deferred tax liabilities:		
Book/Tax difference on fixed assets	$	1,235
Prepaid expenses		10,098
Gross deferred tax liabilities		11,333
Net deferred tax asset	$	19,048



Notes to Financial Statement - Continued
December 31, 2024

Note 8 - Income Taxes (Continued)

As of December 31, 2024, the Company had no alternative minimum tax credits available to offset future federal income taxes.

Note 9 – Contingent Liabilities

In the normal course of business, the Company is involved, from time to time, in legal proceedings that are incidental to its operations. The Company accrues potential losses for these matters when it is both reasonably estimable and probable.

Note 10 - *RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS*
The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements.

Segment Reporting, ASC 280

In November 2023, the FASB issued ASU 2023-07 on segment reporting effective for entities with fiscal years beginning after December 15, 2023.

The Company has one reportable segment: retail brokerage (the "Segment"). The Segment has Registered Representatives who assist customers in the purchase and sale of securities and annuities, for which the Company receives a commission. The Company derives revenue primarily in North America.

The Company's chief operating decision maker (the "CODM") is the chief executive officer.

The accounting policies of the Segment are the same as those described in the summary of significant accounting policies. The CODM assesses the performance of the Segment and decides how to allocate resources based on net income as reported on the Statement of Operations. The measure of segment assets is reported in the Statement of Financial Condition as total assets.

Note 11 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company does not have any cash balances that materially exceeded the balance insured by the FDIC as of December 31, 2024. The Company monitors such credit risk and has not experienced any losses related to such risks.



Notes to Financial Statement - Continued

December 31, 2024

Note 12 – Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 13 – Off-Balance Sheet Risk

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing brokers carry all the accounts of the customers of the Company and offer the following services: execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker.

Note 14 – Regulatory Net Capital Requirements

The Company is subject to the SEC net capital requirements which require minimum net capital amounts be maintained. At December 31, 2024, the Company's minimum net capital requirement was the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $275,128 which was $225,128 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 1.62 to 1 which is in excess of the minimum requirement.

Note 15 – Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments were effective for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material



Notes to Financial Statement - Continued

December 31, 2024

Note 15 – Financial Instruments – Credit Losses (Continued)

impact on the Company's financial statement. At December 31, 2024 the Company did not record an allowance for uncollectable receivables

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraphs k(2)(i) and (k)(2)(ii). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

Note 16 – Subsequent Events

Management has evaluated subsequent events for recognition or disclosure through March 1, 2025, the date these financial statements were available for issuance, and determined there were no material subsequent events that required disclosure.